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                                                            OMB APPROVAL
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--------                                            OMB Number:  3235-0104
 FORM 3                                             Expires: April 30, 1997
--------                                            Estimated average burden
                                                    hours per response .... 0.5
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                 Section 17(a)
      of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


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 1. Name and Address of Reporting Person   2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
    Amedia      Frank       J.                Statement                     Trading Symbol                      of Original
----------------------------------------      (Month/Day/Year)              FORTE COMPUTER EASY, INC.; CEAS     (Month/Day/Year)
     (Last)     (First)     (Middle)          3/1/95                     ------------------------------------
    1350 Albert Street                     ----------------------------  5. Relationship of Reporting
----------------------------------------   3. IRS or Social Security          Person to Issuer
             (Street)                         Number of Reporting           (Check all applicable)
                                              Person (Voluntary)           X                X
     Youngstown    Ohio        44505                                     ----- Director   -----   10% Owner
--------------------------------------     ----------------------------    X                X
      (City)      (State)      (Zip)                                     ----- Officer    -----   Other (specify
                                                                         (give title below)             below)
                                                                          President
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                                                            TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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Common Stock, $.01 par value                     27,628,077                           D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                                               (Print or Type Responses)             SEC 1473 (8/92)


FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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Common Stock Acquisition Rights(1)  (1)    none          Common Stock    2,042,745       (1)             D
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Options                          6/8/94    6/8/98        Common Stock    4,262,440     $.375             D
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Explanation of Responses:

(1) In connection with the acquisition of Mr. Amedia's shares in Forte, Inc., Forte Computer Easy, Inc. agreed to issue to Mr.
    Amedia 1,718,422 shares of common stock will be issued to Mr. Amedia at such time when there is a sufficient number of authorized and unissued and unreserved shares of common stock available for Forte Computer Easy, Inc. to issue such shares, and Forte, Inc. is obligated to issue to Mr. Amedia 324,323 shares of common stock.

                                                                                      /s/ Frank J. Amedia                 2/12/97
**Intentional misstatements or omissions of facts constitute Federal Criminal        -------------------------------   -------------
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                             **Signature of Reporting Person        Date
                                                                                     Frank J. Amedia
Note. File three copies of this Form, one of which must be manually signed.                                           Page 2
  If space provided is insufficient, See Instruction 6 for procedure.                                             SEC 1473 (8/92)
